Exhibit 99.1

This appendix is not available as an online form

Please fill in and submit as a PDF announcement+Rule 2.7

Appendix 2A

Application for quotation of +securities

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

If you are an entity incorporated outside Australia and you are seeking quotation of a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers.

*Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity here named) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.[1]	MESOBLAST LTD
1.2

*Registration type and number

Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).

ABN 68 109 431 870
1.3	*ASX issuer code	MSB
1.4	*This announcement is Tick whichever is applicable.	☒ A new announcement ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement
1.4a	*Reason for update Mandatory only if “Update” ticked in Q1.4 above. A reason must be provided for an update.
1.4b	*Date of previous announcement to this update Mandatory only if “Update” ticked in Q1.4 above.
1.4c	*Reason for cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.
1.4d	*Date of previous announcement to this cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.

[1]

Appendix 2A of the Listing Rules includes a warranty that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or 1012C(6) of the Corporations Act. If the securities to be quoted have been issued by way of a pro rata offer, to give this warranty, you will generally need to have lodged a cleansing notice with ASX under section 708AA(2)(f) or 1012DAA(2)(f) of the Corporations Act within 24 hours before the securities are offered (see ASIC Regulatory Guide 189 Disclosure relief for rights issues). If in doubt, please consult your legal adviser.

+ See chapter 19 for defined terms

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1.5	*Date of this announcement	7 February 2020

Part 2 – Type of issue

Question No.	Question	Answer
2.1

*The +securities to be quoted are:

Select whichever item is applicable.

If you wish to apply for quotation of different types of issues of securities, please complete a separate Appendix 2A for each type of issue.

☐  Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

☐  Being issued under a +dividend or distribution plan

☒  Being issued as a result of options being exercised or other +convertible securities being converted

☐  Unquoted partly paid +securities that have been paid up and are now quoted fully paid +securities

☐  +Restricted securities where the escrow period has expired or is about to expire

☐  +Securities previously issued under an +employee incentive scheme where the restrictions on transfer have ceased or are about to cease

☐  +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

☐  Other

2.2a.1

*Date of Appendix 3B notifying the market of the proposed issue of +securities for which quotation is now being sought

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”

2.2a.2

*Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”.

+ See chapter 19 for defined terms

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2.2a.2.1

*Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.2a.2 is “Yes”.

Please provide details of the proposed dates and number of securities for the further issues. This may be the case, for example, if the Appendix 3B related to an accelerated pro rata offer with an institutional component being quoted on one date and a retail component being quoted on a later date.

2.2b.1	*Date of Appendix 3A.1 lodged with ASX in relation to the underlying +dividend or distribution Answer this question if your response to Q2.1 is “Being issued under a dividend or distribution plan”.
2.2b.2

*Does the +dividend or distribution plan meet the requirement of listing rule 7.2 exception 4 that it does not impose a limit on participation?

Answer this question if your response to Q2.1 is “Being issued under a dividend or distribution plan”.

Note: Exception 4 only applies where security holders are able to elect to receive all of their dividend or distribution as securities. For example, Exception 4 would not apply in the following circumstances: 1) The entity has specified a dollar limit on the level of participation e.g. security holders can only participate to a maximum value of $x in respect of their entitlement, or 2) The entity has specified a maximum number of securities that can participate in the plan e.g. security holders can only receive securities in lieu of dividend payable for x number of securities.

2.2c.1

Please state the number and type of options that were exercised or other +convertible securities that were converted (including their ASX security code)

Answer this question if your response to Q2.1 is “Being issued as a result of options being exercised or other convertible securities being converted”.

56,667 Unquoted Options
2.2c.2

And the date the options were exercised or other +convertible securities were converted

Answer this question if your response to Q2.1 is “Being issued as a result of options being exercised or other convertible securities being converted”.

Note: If this occurred over a range of dates, enter the date the last of the options was exercised or convertible securities was converted.

24 January 2020
2.2d.1

Please state the number and type of partly paid +securities (including their ASX security code) that were fully paid up

Answer this question if your response to Q2.1 is “Unquoted partly paid securities that have been paid up and are now quoted fully paid securities”.

+ See chapter 19 for defined terms

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2.2d.2

And the date the +securities were fully paid up

Answer this question if your response to Q2.1 is “Unquoted partly paid securities that have been paid up and are now quoted fully paid securities”.

Note: If this occurred over a range of dates, enter the date the last of the securities was fully paid up.

2.2e.1

Please state the number and type of +restricted securities (including their ASX security code) where the escrow period has expired or is about to expire

Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”.

2.2e.2

And the date the escrow restrictions have ceased or will cease

Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”.

Note: If this occurred over a range of dates, enter the date the last of the escrow restrictions has ceased or will cease.

2.2f.1

Please state the number and type of +securities (including their ASX security code) previously issued under the +employee incentive scheme where the restrictions on transfer have ceased or are about to cease

Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”.

2.2f.2

And the date the restrictions on transfer have ceased or will cease:

Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”.

Note: If this occurred over a range of dates, enter the date the last of the restrictions on transfer has ceased or will cease.

2.2g.1

Please state the number and type of +securities (including their ASX security code) issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”.

+ See chapter 19 for defined terms

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2.2g.2

*Please attach a document or provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms.

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”.

2.2g.3

*Are any of these +securities being issued to +key management personnel (KMP) or an +associate

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”.

2.2g.3.a

*Provide details of the recipients and the number of +securities issued to each of them.

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer” and your response to Q2.2g.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”.

	Name of KMP	Name of registered holder	Number of +securities

2.2h.1	*The purpose(s) for which the entity is issuing the +securities is: Answer this question if your response to Q2.1 is “Other”. You may select one or more of the items in the list.

☐  To raise additional working capital

☐  To fund the retirement of debt

☐  To pay for the acquisition of an asset [provide details below]

☐  To pay for services rendered               [provide details below]

☐  Other [provide details below]

Additional details:

2.2h.2

*Please provide any further information needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including (if applicable) why the issue of the +securities has not been previously announced to the market in an Appendix 3B

You must answer this question if your response to Q2.1 is “Other”. If there is no other information to provide, please answer “Not applicable” or “N/A”.

2.2i

*Are these +securities being offered under a +disclosure document or +PDS?

Answer this question if your response to Q2.1 is any option other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”.

No

+ See chapter 19 for defined terms

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2.2i.1

*Date of +disclosure document or +PDS?

Answer this question if your response to Q2.1 is any option other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.2i is “Yes”.

Under the Corporations Act, the entity must apply for quotation of the securities within 7 days of the date of the disclosure document or PDS.

2.3	*The +securities to be quoted are: Tick whichever is applicable	☒ Additional +securities in a class that is already quoted on ASX ("existing class") ☐ New +securities in a class that is not yet quoted on ASX ("new class")
Part 3A –	number and type of +securities to be quoted (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class” or “new class”.

Question No.	Question	Answer
3A.1	*ASX security code & description
3A.2	*Number of +securities to be quoted
Part 3B –	number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is anything other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class”.

Question No.	Question	Answer
3B.1	*ASX security code & description	MSB
3B.2	*Number of +securities to be quoted	56,667 fully paid ordinary shares
3B.3a	*Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?	Yes
3B.3b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q3B.3a is “No”.
3B.3c	*Provide the actual non-ranking end date Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “Yes”.
3B.3d	*Provide the estimated non-ranking end period Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “No”.

+ See chapter 19 for defined terms

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3B.3e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Answer this question if your response to Q3B.3a is “No”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.

Part 3C –	number and type of +securities to be quoted (new class) where issue has not previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is anything other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “new class”.

Question No.	Question	Answer
3C.1	*Security description
3C.2

*Security type

Select one item from the list that best describes the securities the subject of this form.  This will determine more detailed questions to be asked about the security later in this section. Select “ordinary fully or partly paid shares/units” for stapled securities or CDIs. For interest rate securities, please select the appropriate choice from either “Convertible debt securities” or “Non-convertible debt securities”. Select “Other” for performance shares/units and performance options/rights or if the selections available in the list do not appropriately describe the security being issued.

☐ Ordinary fully or partly paid shares/units ☐ Options ☐ +Convertible debt securities ☐ Non-convertible +debt securities ☐ Redeemable preference shares/units ☐ Other
3C.3

ISIN code

Answer this question if you are an entity incorporated outside Australia and you are seeking quotation of a new class of securities other than CDIs. See also the note at the top of this form.

3C.4	*Number of +securities to be quoted
3C.5a	*Will all the +securities issued in this class rank equally in all respects from the issue date?	Yes or No
3C.5b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q3C.5a is “No”.	Yes or No
3C.5c	*Provide the actual non-ranking end date Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “Yes”.
3C.5d	*Provide the estimated non-ranking end period Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “No”.

+ See chapter 19 for defined terms

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3C.5e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Answer this question if your response to Q3C.5a is “No”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.

3C.6

Please attach a document or provide a URL link for a document lodged with ASX setting out the material terms of the +securities to be quoted

You may cross-reference a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released to the ASX Market Announcements Platform.

3C.7

*Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

Answer this question only if you are an ASX Listing. (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question).

If your response is “No” and the securities have any unusual terms, you should approach ASX as soon as possible for confirmation under listing rule 6.1 that the terms are appropriate and equitable.

Yes or No
3C.8

*Provide a distribution schedule for the new +securities according to the categories set out in the left hand column – including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

	Number of +securities held	Number of holders	Total percentage of +securities held
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

Answer this question only if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question) and the securities to be quoted have already been issued.

Note: if the securities to be quoted have not yet been issued, under listing rule 3.10.5, you will need to provide to ASX a list of the 20 largest recipients of the new +securities, and the number and percentage of the new +securities received by each of those recipients, and a distribution schedule for the securities when they are issued.

3C.9a	Ordinary fully or partly paid shares/units details Answer the questions in this section if you selected this security type in your response to Question 3C.2.
*+Security currency This is the currency in which the face amount of an issue is denominated. It will also typically be the currency in which distributions are declared.
	*Will there be CDIs issued over the +securities?	Yes or No

+ See chapter 19 for defined terms

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*CDI ratio

Answer this question if you answered “Yes” to the previous question. This is the ratio at which CDIs can be transmuted into the underlying security (e.g. 4:1 means 4 CDIs represent 1 underlying security whereas 1:4 means 1 CDI represents 4 underlying securities).

X:Y
	*Is it a partly paid class of +security?	Yes or No

*Paid up amount: unpaid amount

Answer this question if answered “Yes” to the previous question.

The paid up amount represents the amount of application money and/or calls which have been paid on any security considered ‘partly paid’

The unpaid amount represents the unpaid or yet to be called amount on any security considered ‘partly paid’.

The amounts should be provided per the security currency (e.g. if the security currency is AUD, then the paid up and unpaid amount per security in AUD).

X:Y
	*Is it a stapled +security? This is a security class that comprises a number of ordinary shares and/or ordinary units issued by separate entities that are stapled together for the purposes of trading.	Yes or No
3C.9b	Option details Answer the questions in this section if you selected this security type in your response to Question 3C.2.
*+Security currency This is the currency in which the exercise price is payable.

*Exercise price

The price at which each option can be exercised and convert into the underlying security.

The exercise price should be provided per the security currency (i.e. if the security currency is AUD, the exercise price should be expressed in AUD).

*Expiry date The date on which the options expire or terminate.

*Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if an option is exercised

For example, if the option can be exercised to receive one fully paid ordinary share with ASX security code ABC, please insert “One fully paid ordinary share (ASX:ABC)”.

+ See chapter 19 for defined terms

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3C.9c

Details of non-convertible +debt securities, +convertible debt securities, or redeemable preference shares/units

Answer the questions in this section if you selected one of these security types in your response to Question 3C.2.

Refer to Guidance Note 34 and the “Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities” for further information on certain terms used in this section

	*Type of +security Select one item from the list	☐ Simple corporate bond ☐ Non-convertible note or bond ☐ Convertible note or bond ☐ Preference share/unit ☐ Capital note ☐ Hybrid security ☐ Other
*+Security currency This is the currency in which the face value of the security is denominated. It will also typically be the currency in which interest or distributions are paid.
Face value This is the principal amount of each security. The face value should be provided per the security currency (i.e. if security currency is AUD, then the face value per security in AUD).

*Interest rate type

Select one item from the list

Select the appropriate interest rate type per the terms of the security. Definitions for each type are provided in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities

☐ Fixed rate ☐ Floating rate ☐ Indexed rate ☐ Variable rate ☐ Zero coupon/no interest ☐ Other
	Frequency of coupon/interest payments per year Select one item from the list.	☐ Monthly ☐ Quarterly ☐ Semi-annual ☐ Annual ☐ No coupon/interest payments ☐ Other
First interest payment date A response is not required if you have selected “No coupon/interest payments” in response to the question above on the frequency of coupon/interest payments
	Interest rate per annum Answer this question if the interest rate type is fixed.	% p.a.
	*Is the interest rate per annum estimated at this time? Answer this question if the interest rate type is fixed.	Yes or No

If the interest rate per annum is estimated, then what is the date for this information to be announced to the market (if known)

Answer this question if the interest rate type is fixed and your response to the previous question is “Yes”.

Answer “Unknown” if the date is not known at this time.

+ See chapter 19 for defined terms

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*Does the interest rate include a reference rate, base rate or market rate (e.g. BBSW or CPI)? Answer this question if the interest rate type is floating or indexed.	Yes or No
*What is the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.
*Does the interest rate include a margin above the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed.	Yes or No

*What is the margin above the reference rate, base rate or market rate (expressed as a percent per annum)

Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.

% p.a.

*S128F of the Income Tax Assessment Act status applicable to the +security

Select one item from the list

For financial products which are likely to give rise to a payment to which s128F of the Income Tax Assessment Act applies, ASX requests issuers to confirm the s128F status of the security:

•“s128F exempt” means interest payments are not taxable to non-residents;

•“Not s128F exempt” means interest payments are taxable to non-residents;

•“s128F exemption status unknown” means the issuer is unable to advise the status;

•“Not applicable” means s128F is not applicable to this security

☐ s128F exempt ☐ Not s128F exempt ☐ s128F exemption status unknown ☐ Not applicable
*Is the +security perpetual (i.e. no maturity date)?	Yes or No
*Maturity date Answer this question if the security is not perpetual

+ See chapter 19 for defined terms

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*Select other features applicable to the +security

Up to 4 features can be selected. Further information is available in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities.

☐  Simple

☐  Subordinated

☐  Secured

☐  Converting

☐  Convertible

☐  Transformable

☐  Exchangeable

☐  Cumulative

☐  Non-Cumulative

☐  Redeemable

☐  Extendable

☐  Reset

☐  Step-Down

☐  Step-Up

☐  Stapled

☐  None of the above

*Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?	Yes or No
*If yes, what is the first trigger date Answer this question if your response to the previous question is “Yes”.

Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if the +securities to be quoted are converted, transformed or exchanged

Answer this question if the security features include “converting”, “convertible”, “transformable” or “exchangeable”.

For example, if the security can be converted into 1,000 fully paid ordinary shares with ASX security code ABC, please insert “1,000 fully paid ordinary shares (ASX:ABC)”.

Part 4 – Issue details

Question No.	Question	Answer
4.1	*Have the +securities to be quoted been issued yet?	Yes
4.1a	*What was their date of issue? Answer this question if your response to Q4.1 is “Yes”.	24 January 2020
4.1b	*What is their proposed date of issue? Answer this question if your response to Q4.1 is “No”.
4.2	*Are the +securities to be quoted being issued for a cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”.	Yes

+ See chapter 19 for defined terms

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4.2a	*In what currency is the cash consideration being paid For example, if the consideration is being paid in Australian Dollars, state AUD. Answer this question if your response to Q4.2 is “Yes”.	AUD
4.2b

*What is the issue price per +security

Answer this question if your response to Q4.2 is “Yes” and by reference to the issue currency provided in your response to Q4.2a.

Note: you cannot enter a nil amount here. If the securities are being issued for nil cash consideration, answer Q4.2 as “No” and complete Q4.2c and Q4.2d.

20,000 at $1.31; 33,334 at $1.54; and 3,333 at $1.87
4.2c	Please describe the consideration being provided for the +securities to be quoted Answer this question if your response to Q4.2 is “No”.
4.2d	Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted Answer this question if your response to Q4.2 is “No”.
4.3	Any other information the entity wishes to provide about the issue

Part 5 – Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

Note: the figures provided in the tables in sections 5.1 and 5.2 below are used to calculate the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the relevant table each class of securities issued by the entity.

If you have quoted CHESS Depository Interests (CDIs) issued over your securities, include them in the table in section 5.1 and include in the table in section 5.2 any securities that do not have CDIs issued over them (and therefore are not quoted on ASX).

Restricted securities should only be included in the table in section 5.1 if you are applying to have them quoted because the escrow period for the securities has expired or is about to expire. Otherwise include them in the table in section 5.2.

5.1	*Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities the subject of this application)
	ASX security code and description	Total number of +securities on issue
	Ordinary share	537,124,434

+ See chapter 19 for defined terms

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5.2	*Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX):
	ASX security code and description	Total number of +securities on issue
	Unquoted options Incentive rights	24,458,001 1,500,000

Part 6 – Other Listing Rule requirements

The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and:

-	your response to Q2.1 is “Being issued under a dividend/distribution plan” and the response to Q2.2b.2 is “No”; or
-	your response to Q2.1 is “Other”.

Note that if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”, it is assumed that you will have provided the information referred to in this Part in the Appendix 3B.

Question No.	Question	Answer
6.1	*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?
6.1a	*Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the response to Q6.1 is “Yes”.
6.1b	*Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q6.1 is “No”.
6.1b.1

*How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Answer this question if the response to Q6.1 is “No” and the response to Q6.1b is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.

6.1c

*Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the response to Q6.1 is “No”.

+ See chapter 19 for defined terms

31 January 2020Page 14

This appendix is not available as an online formAppendix 2A

Please fill in and submit as a PDF announcement            Application for quotation of +securities

6.1c.1

*How many +securities are being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A?

Answer this question if the response to Q6.1 is “No” and the response to Q6.1c is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

Introduced 01/12/19, amended 31/01/20

+ See chapter 19 for defined terms

31 January 2020Page 15